                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25
                         COMMISSION FILE NUMBER: 1-9223

                           NOTIFICATION OF LATE FILING



             (Check One):     [ ] Form 10-K        [ ] Form 11-K
                              [X] Form 10-Q        [ ] Form N-SAR

         For Period Ended:                    September 30, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K

         For the Transition Period Ended:



         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION


         Full Name of Registrant:           Service Merchandise Company, Inc.

         Former Name if Applicable:


                         7100 Service Merchandise Drive
--------------------------------------------------------------------------------

            Address of principal executive office (Street and number)


                           Brentwood, Tennessee 37027
--------------------------------------------------------------------------------

                            City, State and Zip Code


                                     PART II
                            RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)


         Service Merchandise Company, Inc. (the "Registrant") was unable to file timely its quarterly report on Form 10-Q for the quarter ended September 30, 2001 (the "10-Q") because it believes that there are circumstances and events which may affect materially the information contained in the 10-Q and which cannot be described in a complete and accurate manner at this time without unreasonable effort or expense. The 10-Q will be filed on or before the fifth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

         Kenneth A. Conway                (615)                  660-6000
----------------------------------- ------------------ -------------------------
                  (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]  Yes [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OVERVIEW

         On March 15, 1999, five of the Company's vendors filed an involuntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Tennessee seeking court supervision of the Company's restructuring efforts. On March 27, 1999, the Debtors filed voluntary petitions with the Bankruptcy Court for reorganization under Chapter 11 and orders for relief were entered by the Bankruptcy Court. The Chapter 11 Cases have been consolidated for the purpose of joint administration under Case No. 399-02649. The Debtors are currently operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code.

RESULTS OF OPERATIONS

THREE PERIODS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE PERIODS ENDED OCTOBER 1, 2000

         The line item "Exiting categories and closed facilities" represents activity specifically identifiable to closed facilities and inventory liquidations conducted in conjunction with the Company's 2000 and 2001 business plans. Prior year amounts reflect operating results for these same facilities and merchandise classifications. Selling, general and administrative expenses for closed facilities do not include any allocation of corporate overhead.

         The Company's business is highly seasonal with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 33.2% and 37.5% of total net sales in fiscal 2000 and 1999, respectively.

Net Sales

         Net sales for the Company were $178.9 million for the three periods ended September 30, 2001 compared to $274.3 million for the three periods ended October 1, 2000. The Company believes the decline in net sales was primarily due to the increased restructuring and remerchandising activities in fiscal 2000, cross shop loss from exiting certain home product categories and a weak economic environment.

         Net sales from operations excluding exiting categories and closed facilities were $178.9 million for the three periods ended September 30, 2001 compared to $225.4 million for the three periods ended October 1, 2000. Comparable store sales for jewelry were down 16.3% and home products comparable store sales were down 28.0% compared to the three periods ended October 1, 2000. The jewelry comparable stores sales decrease was led by declines in special events, watches/accessories and diamonds/stones. The home products comparable store sales performance was driven by declines in personal care, photo, and housewares. The Company believes that the decline in net sales was primarily due to cross shop loss from exiting of certain home good categories and a weak economic environment.

         There were no net sales from exiting categories and closed facilities for the three periods ended September 30, 2001 compared to $48.9 million for the three periods ended October 1, 2000. Sales from exiting categories and closed facilities decreased due to the fact that the three periods ended October 1, 2000 reflects the sales of discontinued product lines that were substantially completed by December 31, 2000.

Gross Margin

         Gross margin was $36.3 million for the three periods ended September 30, 2001 as compared to $46.0 million for the three periods ended October 1, 2000. The decrease in gross margin was primarily due to a decrease in sales.

         Gross margin after costs and expenses and excluding exiting categories and closed facilities was $36.3 million or 20.3% of net sales for the three periods ended September 30, 2001, compared to $58.0 million or 25.7% of net sales for the three periods ended October 1, 2000. The margin decrease was primarily due to a decrease in sales with approximately the same occupancy costs as the prior year.

         There was no gross loss after costs and expenses for exiting categories and closed facilities for the three periods ended September 30, 2001 compared to $(12.1) million for the three periods ended October 1, 2000. The margin increase was primarily due to the fact that the three periods ended October 1, 2000 reflects the sales of discontinued product lines that were substantially completed by December 31, 2000.

Selling, General and Administrative Expenses (Income)

         Selling, general and administrative expenses declined $58.2 million in the three periods ended September 30, 2001 to $36.3 million from $94.5 million in the three periods ended October 1, 2000. The decline was primarily due to store closures, corporate downsizing and overhead reduction efforts, and the settlement of disputes related to the credit card agreement with World Financial Network National Bank (WFNNB).

         Selling, general and administrative expenses were $55.2 million or 30.8% of net sales from operations excluding exiting categories and closed facilities for the three periods ended September 30, 2001 compared to $73.5 million or 32.6% of net sales from operations excluding exiting categories and closed facilities for the three periods ended October 1, 2000. The decrease in expenses was attributable to a decrease in employment costs and other selling, general and administrative expenses primarily due to the corporate downsizing and overhead reduction efforts.

         Selling, general and administrative expenses (income) for exiting categories and closed facilities were $(18.9) million for the three periods ended September 30, 2001 compared to $21.0 million for the three periods ended October 1, 2000. The decrease in expenses was attributable to decreases in employment costs and other selling, general and administrative expenses primarily due to store closures and the settlement of disputes related to the credit card agreement with World Financial Network National Bank (WFNNB).

Other Expense (Income), net

         The net (gain) loss on dispositions of property and leases recorded for the three periods ended September 30, 2001 was four thousand dollars, as compared to $(1.5) million for the three periods ended October 1, 2000. The gain for the three periods ended October 1, 2000 included amounts realized from the completion of one leased auction property.

Depreciation and Amortization

         Depreciation and amortization on owned and leased property and equipment was $10.1 million for the three periods ended September 30, 2001 as compared to $9.6 million for the three periods ended October 1, 2000. The increase was primarily attributable to fixture additions for the remodeled stores.

Interest Expense

         Interest expense for the three periods ended September 30, 2001 was $10.2 million as compared to $9.1 million for the three periods ended October 1, 2000. The increase in interest expense primarily relates to higher average borrowings and the unfavorable interest rate spread between the fixed and floating rate.

Income Taxes

         The Company did not recognize an income tax benefit due to the recording of a deferred tax asset valuation allowance. Deferred taxes are recognized to reflect the estimated future utilization of temporary book/tax differences. The Company has recorded a full valuation allowance on net deferred tax assets as realization of such assets in future years is uncertain. Management does not believe it is more likely than not that the Company will realize the deferred tax asset.

NINE PERIODS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE PERIODS ENDED OCTOBER 1, 2000

Net Sales

         Net sales for the Company were $636.6 million for the first nine periods of 2001 compared to $1,034.9 million for the first nine periods of 2000. The Company believes the decline in net sales was primarily due to the increased restructuring and remerchandising activities in fiscal 2000, cross shop loss from exiting of certain home product categories and a weak economic environment.

         Net sales from operations excluding exiting categories and closed facilities were $636.6 million for the first nine periods of 2001 compared to $842.9 million for the first nine periods of 2000. Comparable store sales for jewelry were down 15.9% and comparable store sales for home products was down 24.1% as compared to the first nine periods of 2000. The jewelry comparable store sales decrease was driven by declines in special events, watches/accessories and diamond/stones. The home products comparable sales decrease was driven by declines in personal care, photo and housewares. The Company believes that the decline in net sales was primarily due to cross shop loss from exiting of certain home product categories and a weak economic environment.

         Net sales from exiting categories and closed facilities were $0.05 million for the first nine periods of 2001 compared to $192.0 million for the first nine periods of 2000. Sales from exiting categories and closed facilities decreased primarily due to the fact that the first nine periods of 2000 reflects the sales of discontinued product lines that were primarily completed by December 31, 2000 and were not reflected in the first nine periods of 2001.

Gross Margin

         Gross margin was $166.5 million for the first nine periods of 2001 compared to $214.4 million in the first nine periods of 2000. The decrease was primarily due to a $398.3 million decline in sales, partially offset by a $350.3 million decrease in cost of goods sold.

         Gross margin after costs and expenses and excluding exiting categories and closed facilities was $167.0 million or 26.2% of net sales for the first nine periods of 2001, compared to $234.0 million or 27.8% of net sales for the first nine periods of 2000. The margin decrease was primarily due to decreased sales.

         Gross (loss) after costs and expenses for exiting categories and closed facilities was $(0.4) million, compared to $(19.6) million for the first nine periods of 2000. The margin increase was primarily a result of decreased inventory clearance sales for the first nine periods of 2001.

Selling General and Administrative

         Selling, general and administrative expenses decreased $135.9 million in the first nine periods of 2001, to $187.4 million from $323.3 million in the first nine periods of 2000. The decline was primarily due to store closures, corporate downsizing and overhead reduction efforts and the settlement of disputes related to the credit card agreement with World Financial Network National Bank (WFNNB).

         Selling, general and administrative expenses were $200.7 million or 31.5% of net sales from operations excluding exiting categories and closed facilities for the first nine periods of 2001, compared to $244.0 million or 29.0% of net sales from operations excluding exiting categories and closed facilities for the first nine periods of 2000. The decrease in expenses was attributable to a decrease in employment costs and other selling, general and administrative expenses primarily due to corporate downsizing and overhead reduction efforts.

         Selling, general and administrative expenses for exiting categories and closed facilities were $(13.3) million for the first nine periods of 2001, compared to $79.2 million for the first nine periods of 2000. The decrease in expenses was attributable to decreases in employment costs and other selling, general and administrative expenses primarily due to store closures and the settlement of disputes related to the credit card agreement with World Financial Network National Bank (WFNNB).

Other (Income) Expense, net

         The net (gain) loss on dispositions of property and leases recorded for the first nine periods of 2001 was $1.4 million, as compared to $(14.8) million in 2000. The loss for the first nine periods of 2001 is primarily related to the disposition of corporate fixtures, compared to a gain in the first nine periods of 2000 for amounts realized from the completion of the auction property sale of 10 owned and 13 leased properties and the sale of the New York distribution center.

Depreciation and Amortization

         Depreciation and amortization on owned and leased property and equipment was $31.1 million for the first nine periods of 2001 as compared to $29.4 million for the first nine periods of 2000. The increase was primarily attributable to new fixtures for remodeled stores.

Interest Expense

         Interest expense for the first nine periods of 2001 was $31.1 million as compared to $29.6 million for the first nine periods of 2000. Interest expense increased due to higher average borrowings and the unfavorable interest rate spread between the fixed and floating rate.

Income Taxes

         The Company did not recognize an income tax benefit due to the recording of a deferred tax asset valuation allowance. Deferred taxes are recognized to reflect the estimated future utilization of temporary book/tax differences. The Company has recorded a full valuation allowance on net deferred tax assets as realization of such assets in future years is uncertain. Management does not believe it is more likely than not that the Company will realize the deferred tax asset.

CONSOLIDATED STATEMENTS OF OPERATIONS (WITHOUT NOTES)

         The Company's Consolidated Statements of Operations included below have been prepared without notes and are unaudited. They have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities and commitments in the normal course of business. The Company's recent losses and the Chapter 11 Cases raise substantial doubt about the Company's ability to continue as a going concern. The Consolidated Statements of Operations do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern and the appropriateness of using the going concern basis are dependent upon, among other things, (i) the Company's ability to comply with, and obtain sufficient liquidity from, the DIP to Exit Facility and the vendor credit facility, (ii) the ability of the Company to convert the DIP to Exit Facility to an exit facility or to obtain an alternative facility to provide financing upon its anticipated emergence from Chapter 11, (iii) confirmation of a plan of reorganization under the Bankruptcy Code, (iv) the Company's ability to achieve profitable operations after such confirmation, and (v) the Company's ability to generate sufficient cash from operations to meet its obligations. As a result of the filing of the Chapter 11 Cases and related circumstances, realization of assets and liquidation of liabilities is subject to significant uncertainty. While under the protection of Chapter 11, the Debtors may sell or otherwise dispose of assets, and liquidate or settle liabilities, for amounts other than those reflected in the Consolidated Statements of Operations. Further, a plan or plans of reorganization could materially change the amounts reported in the accompanying Consolidated Statements of Operations. The Consolidated Statements of Operations do not include any adjustments relating to recoverability of the value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a consequence of a plan of reorganization.

               SERVICE MERCHANDISE COMPANY, INC. AND SUBSIDIARIES
                             (DEBTOR-IN-POSSESSION)
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                           THREE PERIODS ENDED             NINE PERIODS ENDED
                                                                       ---------------------------    ----------------------------
                                                                       SEPTEMBER 30,    OCTOBER 1,    SEPTEMBER 30,     OCTOBER 1,
                                                                            2001           2000           2001             2000
                                                                       -------------    ----------    -------------     -----------
Net sales:
  Operations excluding exiting categories and closed facilities          $ 178,948      $ 225,406      $   636,593      $   842,931
  Existing categories and closed facilities                                     --         48,932               54          191,984
                                                                         ---------      ---------      -----------      -----------
                                                                           178,948        274,338          636,647        1,034,915
                                                                         ---------      ---------      -----------      -----------
Costs of merchandise sold and buying and occupancy expenses:
  Operations excluding exiting categories and closed facilities            142,609        167,373          469,631          608,929
  Exiting categories and closed facilities                                      --         60,994              525          211,538
                                                                         ---------      ---------      -----------      -----------
                                                                           142,609        228,367          470,156          820,467
                                                                         ---------      ---------      -----------      -----------
Gross margin (loss) after cost of merchandise sold and buying and occupancy expenses:
  Operations excluding exiting categories and closed facilities             36,339         58,033          166,962          234,002
  Exiting categories and closed facilities                                      --        (12,062)            (471)         (19,554)
                                                                         ---------      ---------      -----------      -----------
                                                                            36,339         45,971          166,491          214,448
                                                                         ---------      ---------      -----------      -----------
Selling, general and administrative expenses:
  Operations excluding exiting categories and closed facilities             55,182         73,549          200,716          244,041
  Exiting categories and closed facilities                                 (18,878)        20,951          (13,340)          79,213
                                                                         ---------      ---------      -----------      -----------
                                                                            36,304         94,500          187,376          323,254
                                                                         ---------      ---------      -----------      -----------
Other (income) expense, net                                                      4         (1,524)           1,383          (14,791)
Restructuring charge (income)                                                   --           (777)              --           (2,524)
Depreciation and amortization:
  Operations excluding exiting categories and closed facilities             10,114          9,460           31,018           28,702
  Exiting categories and closed facilities                                       7            135               56              649
                                                                         ---------      ---------      -----------      -----------
                                                                            10,121          9,595           31,074           29,351
                                                                         ---------      ---------      -----------      -----------

Reorganization items                                                         4,770          6,277           21,898           37,188
                                                                         ---------      ---------      -----------      -----------
Loss before interest and income tax                                        (14,860)       (62,100)         (75,240)        (158,030)
Interest expense (contractual interest $17,236, $52,188, $16,127 and
  $50,731 for the three and nine periods ended September 30, 2001 and
  October 1, 2000, respectively)                                            10,197          9,088           31,069           29,614
                                                                         ---------      ---------      -----------      -----------
Loss before income tax                                                     (25,057)       (71,188)        (106,309)        (187,644)
Income Tax                                                                      --             --               --               --
                                                                         ---------      ---------      -----------      -----------
Net loss                                                                 $ (25,057)     $ (71,188)     $  (106,309)     $  (187,644)
                                                                         =========      =========      ===========      ===========

Weighted average common shares - basic and diluted                          99,723         99,723           99,723           99,723
                                                                         =========      =========      ===========      ===========

Net loss per common share - basic and diluted                            $   (0.25)     $   (0.71)     $     (1.07)     $     (1.88)
                                                                         =========      =========      ===========      ===========

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

         This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a variety of assumptions that may not be realized and are subject to significant business, economic, judicial and competitive uncertainties and potential contingencies, including those set forth below, many of which are beyond the Company's control. Actual results may differ materially from those anticipated in any such forward-looking statements. The Company undertakes no obligation to update or revise any such forward-looking statements.

         The forward-looking statements and the Company's liquidity, capital resources and results of operations are subject to a number of risks and uncertainties including, but not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of and access liquidity from the DIP to Exit Facility and the vendor credit facility; the ability of the Company to convert the DIP to Exit Facility to an exit facility or to obtain an alternative facility to provide financing upon its anticipated emergence from Chapter 11; the ability of the Company to develop, prosecute, confirm and consummate on a timely basis one or more plans of reorganization with respect to the Chapter 11 Cases and to exit Chapter 11; trends in the economy as a whole and the events of September 11th which are negatively affecting consumer demand for the types of goods sold by the Company; the ability of the Company to successfully implement the 2001 Business Plan initiatives; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the Company's cases to Chapter 7 cases; the ability of the Company to reduce its workforce and related expenses and to achieve anticipated cost savings; the ability of the Company to obtain trade credit and shipments and terms with vendors and service providers for current orders; the ability of the Company to sublease successfully additional portions of its real estate and to consummate the sale/leaseback of its headquarters; the successful consolidation of its distribution centers; adverse developments with respect to the Company's liquidity or results of operations; the impact of additional store closings and related inventory sales, cost cutting measures, and additional inventory, logistics and staffing rationalizations; competitive pressures from other retailers, including specialty retailers and discount stores, which may affect the nature and viability of the Company's business strategy; the seasonal nature of the Company's business and the ability of the Company to predict consumer demand as a whole, as well as demand for specific goods; the ability to fund and execute its business plan; the ability of the Company to attract, retain and compensate key executives and associates; the ability of the Company to attract and retain customers; potential adverse publicity; and uncertainties regarding real estate occupancy and development costs, including the substantial fixed investment costs associated with opening, maintaining or closing a Company store.

Service Merchandise Company, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2001                 By: /s/ Kenneth A. Conway
                                           ---------------------------------
                                             Kenneth A. Conway
                                             Vice President, Controller and
                                             Chief Accounting Officer




                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).